

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 19, 2010



10015581

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
19 April 2010 (ASX Announcement & Media Release: Notice of Annual General Meeting and Explanatory Statement; Quarterly Report for the period 1 January 2010 to 31 March 2010)

4/27

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293

NOTICE OF ANNUAL GENERAL MEETING AND EXPLANATORY STATEMENT

For the Annual General Meeting to be held at 10.30am on Monday 24 May 2010 at the Royal Perth Yacht Club, Australia II Drive, Crawley, Western Australia.

This is an important document. Please read it carefully.

If you are unable to attend the Annual General Meeting, please complete the form of proxy enclosed and return it in accordance with the instructions set out on that form.

TIME AND PLACE OF MEETING AND HOW TO VOTE

Venue

The Annual General Meeting of the shareholders of the Company will be held at 10.30am on Monday 24 May 2010 at the Royal Perth Yacht Club, Australia II Drive, Crawley, Western Australia.

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and time and at the place set out above.

Voting by Proxy

To vote by proxy, please complete and sign the Proxy Form enclosed and either:

- send the Proxy Form by post to PO Box 265, Subiaco, Western Australia 6904; or
- send the Proxy Form by facsimile to the Company on facsimile number INT + 61 8 6363 8783

so that it is received not later than 10.30am on 22 May 2010.

Proxy Forms received later than this time will be invalid.

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293
NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of shareholders of First Australian Resources Ltd ("Company") will be held at 10.30am on Monday 24 May 2010 at the Royal Perth Yacht Club, Australia II Drive, Crawley, Western Australia.

AGENDA

RESOLUTION 1 - ADOPTION OF FINANCIAL STATEMENTS

To receive the Annual Financial Report, including Directors' declaration and accompanying reports of the Directors and auditors for the financial year ending 31 December 2009.

RESOLUTION 2 - ADOPTION OF REMUNERATION REPORT (NON-BINDING)

To consider and, if thought fit, to pass the following resolution as a **non-binding resolution**:

> *"That, for the purposes of Section 250R(2) of the Corporations Act and for all other purposes, the Company adopts the Remuneration Report as set out in the Annual Report for the year ended 31 December 2009."*

Short Explanation: The Corporations Act provides that a resolution regarding the Remuneration Report being adopted must be put to a vote at a listed company's annual general meeting. The vote on Resolution 2 is advisory only and does not bind the Directors or the Company.

RESOLUTION 3 - RE-ELECTION OF MR C CAVNESS

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

> *"That Mr C Cavness, who retires in accordance with the Company's Constitution and, being eligible, be re-appointed as a director of the Company with immediate effect."*

Short Explanation: In accordance with ASX Listing Rule 14.4, no director of the Company may hold office (without re-election) past the longer of 3 years and the third Annual General Meeting following their appointment. Further, in accordance with the Company's Constitution, one third of the Directors must retire by rotation at every Annual General Meeting. Accordingly, Mr C Cavness retires by rotation and being eligible for re-election, offers himself for re-election at the Meeting.

RESOLUTION 4 - RATIFICATION OF PREVIOUS OPTION ISSUE

To consider and, if thought fit, to pass the following **ordinary resolution**:

> *"That for the purposes of ASX Listing Rule 7.4 and all other purposes, the shareholders of the Company hereby ratify and approve the allotment and issue of 9,500,000 unlisted options convertible to ordinary shares of the Company on the terms and conditions set out in the Explanatory Statement accompanying this Notice."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by any party who received options in the issue and any associate of any such party. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 5 - CHANGE OF COMPANY NAME

To consider and, if thought fit, to pass the following resolution as a **special resolution**:

> *"That the Company change its name to "FAR Ltd", with effect from the day on which the Australian Securities and Investments Commission issues a new certificate of registration.*

Short Explanation: Pursuant to section 157 of the Corporations Act, a special resolution must be passed at a general meeting of shareholders in order for a company to change its name. A special resolution requires 75% of all votes cast on the resolution to be cast in favour of the resolution before it can be passed.

DATED THIS 16TH DAY OF APRIL 2010
BY ORDER OF THE BOARD

NOTES:

1. A shareholder of the Company entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of the Company.

2. Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. For the purposes of the Corporations Act, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the Meeting. The snapshot date is 10:30am on 22 May 2010.

ENQUIRIES

Shareholders are invited to contact the Company Secretary, Colin Harper, on (08) 6363 8779 if they have any queries in respect of the matters set out in these documents.

EXPLANATORY STATEMENT

1. GENERAL INFORMATION

This Explanatory Statement has been prepared for the shareholders of the Company in connection with the Annual General Meeting of the Company to be held on 24 May 2010.

The purpose of this Explanatory Statement is to provide shareholders with information that the Board believes to be material to shareholders in deciding whether or not to approve the above resolutions detailed in the Notice.

This Explanatory Statement is an important document and should be read carefully in full by all shareholders. If you have any questions regarding the matters set out in this Explanatory Statement or the preceding Notice, please contact the Company, your stockbroker or other professional adviser.

2. RESOLUTION 1 - ADOPTION OF FINANCIAL STATEMENTS

Resolution 1 deals with the adoption of the financial statements and has the full support of the Board.

3. RESOLUTION 2 - REMUNERATION REPORT (non-binding resolution)

In accordance with Section 250R(2) of the Corporations Act, the Company must put a resolution that the Remuneration Report as set out in the Directors' Report be adopted to vote at the Annual General Meeting. The vote on Resolution 2 is advisory only and does not bind the Directors or the Company.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the Annual General Meeting.

4. RESOLUTION 3 - RE-ELECTION OF MR C CAVNESS

In accordance with ASX Listing Rule 14.4, no director of the Company may hold office (without re-election) past the longer of 3 years and the third Annual General Meeting following their appointment. Further, in accordance with the Company's Constitution, one third of the Directors must retire by rotation at every Annual General Meeting. Accordingly, Mr C Cavness retires and being eligible for re-election, offers himself for re-election at the Meeting.

5. RESOLUTION 4 - RATIFICATION OF PREVIOUS OPTION ISSUE

On 11 March 2010, the Company issued 9,500,000 unlisted options ("Options") to consultants as consideration for the provision of advisory services, in lieu of advisory fees ("the Issue"). The Options are not quoted on the ASX and have no voting or dividend rights until exercised. Shares issued upon exercise of the Options will rank equally with the Company's existing quoted ordinary shares.

ASX Listing Rule 7.1 provides, in summary, that a listed company may not issue equity securities in any 12 month period which, in total, would exceed 15% of the number of issued securities of the company at the beginning of the 12 month period, except with the prior approval of shareholders. Under ASX Listing Rule 7.1, the prior approval of Shareholders was not required to issue the Options because those securities, when aggregated with securities issued by the Company during the previous 12 months (other than securities issued with Shareholder approval), did not exceed 15% of the number of securities on issue at the commencement of that 12 month period.

ASX Listing Rule 7.4 sets out an exception to ASX Listing Rule 7.1. It provides that where a company in general meeting ratifies a previous issue of securities (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with Shareholder approval for the purpose of ASX Listing Rule 7.1.

Ratification is now sought for the issue of the Options, pursuant to ASX Listing Rule 7.4 in order to reinstate the Company's capacity to issue up to 15% of its issued capital to enable the Company to consider additional funding initiatives over the next 12 months consistent with the provisions of ASX Listing Rule 7.1 and the Corporations Act.

The Directors recommend the ratification of the Issue of the Options and recommend that Shareholders vote in favour of Resolution 4.

ASX Listing Rule 7.5 sets out a number of matters which must be included in a notice of meeting seeking an approval under ASX Listing Rule 7.4. For the purposes of ASX Listing Rule 7.5, the following information is provided in relation to the Issue and this Resolution 4:

(a) 9,500,000 Options were issued and allotted;

(b) the Options were issued to consultants as consideration for the provision of advisory services, in lieu of advisory fees;

(c) the terms and conditions attached to the Options are as follows:

- 4,750,000 Options are exercisable on or before 31 March 2012 at an exercise price of 7.5 cents and 4,750,000 Options are exercisable on or before 31 March 2013 at an exercise price of 10 cents;

- the Options held by each holder can be exercised in whole or in part, and if exercised in part, multiples of 5,000 must be exercised on each occasion;

- each Option is exerciseable into one ordinary fully paid share in the Company which shall rank pari passu with existing shares;

- the optionholder will be permitted to participate in any new pro-rata issue of securities of the Company on prior exercise of the Options in which case the optionholder will be afforded the period of at least 7 Business Days prior to and inclusive of the record date to determine entitlements to the issue to exercise the Options;

- the Options do not confer on the holder any right to participate in dividends until Shares are allotted pursuant to the exercise of the Options;

- the Options are non transferable.

- in the event of a reorganisation of the issued capital of the Company, the Options will be reorganised in accordance with the Listing Rules (if applicable) and in any case in a manner which will not result in any benefits being conferred on optionholders which are not conferred on Shareholders and for such purpose the Company may vary the number, exercise price or other terms of the Options in such manner as may be necessary to comply with the listing rules; and

- the number of Shares to be issued pursuant to the exercise of Options will be adjusted for bonus issues made prior to exercise of the Options so that, upon exercise of the Options the number of Shares received by the optionholder will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the record date for the bonus issues. The exercise price of the Options shall not change as a result of any such bonus issues.

(d) the Options were issued to the following consultants:

Zenix Nominees Pty Ltd	• 4,000,000 options exercisable at 7.5 cents on or before 31 March 2012 • 4,000,000 options exercisable at 10 cents on or before 31 March 2013
Dr Igor Effimoff	• 750,000 options exercisable at 7.5 cents on or before 31 March 2012 • 750,000 options exercisable at 10 cents on or before 31 March 2013

(e) no funds were raised from the Issue; and

(f) a voting exclusion statement is included in the Notice.

6. RESOLUTION 5 - CHANGE OF COMPANY NAME

6.1 Background

Resolution 5 seeks Shareholder approval to change the Company's name from "First Australian Resources Limited" to "FAR Ltd". The Directors believe that the change of name is reflective of the Company's increased identification by the industry, media and the investment community as "FAR" which corresponds to our ASX code. Furthermore, the change of name acknowledges the shift in the Company's exploration activities from its roots in Australasia to a more international focus, including its current projects offshore West Africa.

Pursuant to section 157 of the Corporations Act, a special resolution must be passed at a general meeting of shareholders in order for a company to change its name. A special resolution requires 75% of all votes cast on the resolution to be cast in favour of the resolution before it can be passed.

The Directors recommend the change of company name and recommend that Shareholders vote in favour of Resolution 5.

GLOSSARY

ASIC means Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

ASX Listing Rules or **Listing Rules** means the Listing Rules of ASX.

Board means the board of directors of the Company.

Company means First Australian Resources Limited.

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Explanatory Statement means the explanatory statement to the Notice.

Meeting means the meeting convened by the Notice.

Notice means the notice of meeting accompanying the Explanatory Statement.

Option means and option to acquire a Share on the terms set out in Section 5 of the Explanatory Statement.

Share means a fully paid ordinary share in the capital of the Company.



FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293

Please return your Proxy forms no later than 10:30 am 22 May 2010 to:

First Australian Resources Limited
PO Box 265
Subiaco WA 6904

APPOINTMENT OF PROXY

I/We being a member(s) of First Australian Resources Limited and entitled to attend and vote hereby appoint:

A the **Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate. ☐

If the proxy form is signed but no airman of the Meeting is appointed to the Member's proxy to vote for the Member on the Member's behalf at the Annual General Meeting of the Company to be held at the Royal Perth Yacht Club, Australia II Drive, Crawley, W.A. on Monday 24 May 2010 at 10:30am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

B **IMPORTANT: For Section C Below**

☐ **If you do not wish to direct your proxy how to vote please place a mark in this box**. By marking the box, you acknowledge that, except to the extent that the Listing Rules may require otherwise, the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and the votes cast by him other than as proxy will be disregarded because of that interest. **The Chairman intends to vote any undirected proxies in favour of the resolutions.**

C **To direct your proxy how to vote on any resolution please insert** X **in the appropriate box below.**

	For	Against	Abstain*
Resolution 1 [Adopt Financials]	☐	☐	☐
Resolution 2 [Adopt Remuneration Report]	☐	☐	☐
Resolution 3 [Re-elect Mr C Cavness]	☐	☐	☐
Resolution 4 [Ratification of Previous Option Issue]	☐	☐	☐
Resolution 5 [Change of Company Name]	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITY HOLDERS – THIS MUST BE COMPLETED**

Security holder 1 (individual)	Joint Security holder 2 (individual)	Joint Security holder 3 (individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the security holder. If a joint holding, either security holder may sign. If signed by the security holder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the security holder's constitution and *Corporations Act 2001* (Cwlth).



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD

FROM 1 JAN 2010 TO 31 MARCH 2010

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL

Farmout discussions continuing;
Detailed technical reviews being undertaken;
Regional activity increasing with several ASX entrants into West Africa.

NEW VENTURE - GUINEA BISSAU

Promising results from 2D survey include new Cabacera/Bica Prospect;
Plans advanced for 3rd quarter 3D seismic over Sinapa, Sardinha and Cabacera;
Blocks contain an existing oil discovery with P50 STOOIP of 240mmbbl and several large untested prospects.

UNITED STATES OF AMERICA

First quarter oil and gas sales of $286,581.

CHINA

US$6 million of receivables due from the sale of Beibu Gulf interest, subject to conditions precedent being met;
Trigger for second tranche payment of US$3m likely to be met in Q2 2010.

CASH POSITION

Cash balance at 31 December 2009 of $11.0m.

OFFSHORE WEST AFRICA - SENEGAL

RUFISQUE, SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (FAR 90% - OPERATOR)

FAR is Operator of three offshore Blocks and holds a 90 percent interest with the balance being held by Petrosen (Senegal's National Oil Company). During the quarter FAR continued farmout discussions with a number of potential farmin partners with the objective of securing a commitment to drill an exploration well.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au


legend
Old Boundary
New Boundary
CSEM Area
N
1000
2000
2000 km2 3D acquired
Q1 2007
Zone of interest for slope
fan attribute analysis
0 12.5 25 50
Kilometers
Water Depth: m

FAR has provided data packages to several large international exploration and production companies, certain of whom approached FAR following the Shell decision. The potential farminee group includes companies with existing operations and/or production in West Africa's deep water play. Detailed technical reviews are ongoing.

As was the case in the previous round, the farmout process may take several months while companies undertake technical due diligence. Due to the commercially sensitive nature of the farmout process and confidentiality agreements executed as part of this process, FAR will not make any public release until such time as a binding agreement, if any, has been reached.

FAR is seeking cost recovery and a free carry through the drilling of one exploratory well.

Earlier in 2010 a one year extension was granted based on the following:

- interest from industry participants with access to rigs and proven capacity to operate deepwater wells;
- the joint venture has met all their obligations under the first renewal period and have spent in excess of US$21 million being nearly three times the minimum amount specified under the Contract;
- in doing so the JV has acquired one of the largest 3D surveys off the northwest coast of Africa covering an area exceeding 2000 square kilometers resulting in a high quality data set that has been processed into a world class seismic volume leading to the identification of several plays and drillable prospects together with a CSEM study funded by Shell;
- work has been accomplished as rapidly as possible with due care and attention to detail thus resulting in the interest currently shown by E & P companies.

RECENT ACTIVITY

The Venus discovery reported by Woodside and Anadarko offshore Sierra Leone adds to recent discoveries offshore Ghana providing further evidence that potential remains to be exploited along the thinly explored northwest African margin. The Venus-1 wildcat extended the Jubilee style of play several hundred kilometers to the northwest.

Significant progress has also been made in reducing the time and therefore cost to drill exploration wells in the deep water off West Africa. In a paper presented at the 16th Africa Oil Week Conference during November Ophir Energy reported having drilled 5 wells in 86

days in water depths up to 1716 metres. In November Anadarko reported drilling a well to a depth of 4556 metres in 1876 metres of water off the Ivory Coast in less than 20 days.

ASX entities TAP, GFE and RIA have all sought entry into West African exploration opportunities under varying terms that serve to highlight not only the prospective nature of the region but also the favourable first mover advantage that FAR has secured over six licences grossing 13,322 sq km .

Ophir Energy and partner Rocksource (http://www.rocksource.com/senegal-guinea-bissau/category144.html) have secured approvals to drill the Kora Prospect (formerly Cheval North) estimated to have potential of 429 million barrels in 2,700 metres of water in the AGC area adjacent to FAR's Sinapa Block 2 in Guinea Bissau. This test has been estimated to have a greater than 50% chance of success and will see a deepwater drill ship in close proximity to FAR Licences.

The forgoing activity is significant in that it improves the likelihood for enhanced activity offshore Senegal where FAR is strategically positioned.

OFFSHORE WEST AFRICA – GUINEA BISSAU

OFFSHORE BLOCKS SINAPA (BLOCK 2) AND ESPERANCA (BLOCKS 4A & 5A) (FAR 15%)

In December 2009, FAR reached agreement with Delek International Energy Ltd **(Delek)** to acquire a 15 percent participating interest in three Licenses located offshore Guinea Bissau, a nation which lies immediately south of Senegal. The agreement is subject to approval by Petroguin, the National Oil Company of Guinea Bissau (now secured) and the Minister of the Republic of Guinea Bissau (pending).

The entry into these blocks expands FAR's footprint offshore West Africa and provides excellent synergy with the Company's offshore Senegal blocks.


18°W
17°W
16°W
15°W
12°N
11°N
GUINEA - BISSAU
Bissau
Block 2
Block 4A
Block 5A
0
50km
SINAPA equity paying
Svenska 55.0% 78.57%
FAR 15.0% 21.43%
Petroguin 30% 0%
ESPERANCA equity paying
Svenska 55.0% 78.57%
FAR 15.0% 21.43%
Petroguin 30% 0%
MAURITANIA
SENEGAL
GAMBIA
MALI
GUINEA
SIERRA LEONE

Guinea Bissau Exploration Opportunity

- A shallow water play with large hydrocarbon potential in the Guinea Bissau portion of the productive Mauritania-Senegal-Guinea Bissau-Conakry Basin. There are large closures identified in Albian aged prospects located adjacent to a prolific Cenomanian

Turonian oil kitchen. The area remains lightly explored however of the wells drilled to date nearly all have recorded live oil shows and one tested oil.

- The Licences include the **Sinapa oil discovery** in 30 meters of water depth determined to have a **P50 STOOIP of 240 million barrels** and several large untested prospects including the Sardinha prospect with unrisked **P50 STOOIP of 219 million barrels**.

- The **Sinapa and Esperanca** offshore licences cover an area of approximately 5,832 sq km and lie in water depths ranging from 10 metres to in excess of 1,000 metres. Immediately to the north lies the billion barrel Dome Flore discovery. The Licences being acquired are **Sinapa (Block 2) and Esperanca (Blocks 4A and 5A)** as illustrated in the attached map.

- The Licences are currently in Phase 2 of the exploration term, which was recently extended by Gazetted Decree for one year to 25 November 2010. A further optional four year Phase 2 exploration period has a work commitment that includes a single exploration well.

- FAR will partner with the operator, Svenska Petroleum Exploration Guinea Bissau AB **(Svenska)**, in evaluating this opportunity, by assuming the exploration obligations of **Delek** for the year 2009 capped at US$600,000 plus forward obligations arising from the date of the agreement. In the event of commercial production Delek is entitled to recover past costs capped at US$13 million.

- Plans are advanced for a 3D seismic acquisition program commencing late third quarter 2010. The proposed survey is designed to follow up an earlier 200 sq km 3D survey over Sinapa (1997) and a more recent (November 2009) 2D survey.


Sardinha
Sabyon
Sinapa

Sinapa Oil Discovery

The Sinapa-2 and 2ST wells drilled by Premier oil in 2004 confirmed the Sinapa Oil Discovery, defining a potential oil column in excess of 500 metres within steeply dipping beds flanking the Sinapa salt diapir; however reservoir quality and structuring issues will need to be thoroughly appraised and understood utilising further seismic and later drilling before any declaration of commerciality can be made.

During December 2009 Svenska reported acquiring some 250 kms of long offset 2D seismic the purpose of which is to improve data quality over the Sinapa discovery as well as over

several undrilled prospects in the blocks. Processing of the seismic is expected to be completed during Q1 2010.

Svenska has also conducted an assessment of various low cost development options for the Sinapa oil discovery in 30 meters of water depth. Utilizing basic design data, a series of well management, gas handling and product export options have been considered leading to consideration of the use of Mobile Offshore Production Units (MOPU) or Dry Trees with fixed platform topsides processing tied back to an FPSO. Several of these development options appear attractive.

Quarterly Activity

During the March quarter Svenska presented the results of the recent 2D survey which were encouraging and will be used in planning the 3D shoot later in 2010. The 2D work has highlighted a new lead identified as Cabacera/Bica.



Svenska Guinea Bissau, 2D GeoStreamer - 2009156 Atlantic Explorer 22-28 Nov 2009

Further modeling work was presented on the Sinapa salt diapir extending the potential oil column to 800 metres.


Sinapa Discovery Wells
Sinapa 2z
Sinapa 2
Salt Core
Potential Oil Column ca 800m
Free Water Level
1Km
North

NORTH AMERICA

SALES AND PRODUCTION

Gas sales during the quarter totalled 23.1 million cubic feet (Q4 2009: 27.8 million cubic feet) for an average of 257 thousand cubic feet per day at an average price of US$5.88 per thousand cubic feet before production taxes (Q3 2009: US$3.86/MCF). Oil sales during the quarter totalled 1,631 barrels (Q3: 2,399 barrels) for an average of 18 barrels of oil per day at an average price of US$75.48 per barrel before production taxes (Q3: US$75.06/bbl).

USA

Eagle Project, San Joaquin Basin, California (FAR 15%)

No activity to report during the quarter.

The proposed 3D seismic study over the prospect area, which was reported in the September 2009 quarterly report, is expected to be undertaken in Q2 2010.

The Eagle Oil Pool remains a valid target given the established presence of oil in the target zone over 177 metres of horizontal extent, coupled with the known ability to flow oil and gas to surface from this zone from the nearby Mary Bellocchi-1 vertical well (223 barrels of oil per day and 0.7 million cubic feet per day flow from a 12 metre interval of lower Mary Bellocchi sand).

ONSHORE CANADA

Wild River Project, Alberta Canada (FAR ~ 30%)

FAR has initiated correspondence with Suncor seeking a reimbursement of funds expended on the Wild River 3D seismic costs. This request follows the disbanding of the marketing group responsible for farming out the area following the recent merger with PetroCanada. During the quarter certain acreage over parts of the Wild River Area expired and it is unlikely FAR will pursue the renewal thereof.

AUSTRALIA

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
STOKES BAY
Stokes Bay Well – Canning Basin, Western Australia (FAR - 8%)

No activity to report during the quarter.

WA-254-P - OFFSHORE CARNARVON BASIN
FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

No activity to report during the quarter.

T/18P BASS BASIN - 0.09375% OVERRIDING ROYALTY
(OPERATOR – ORIGIN)

The Company holds an overriding royalty on the T/18P exploration permit located offshore Tasmania in the Bass Basin. The Bass Basin is located to the east of the Gippsland Basin, historically the largest producing oil and gas area in Australia.

As a royalty holder, First Australian Resources Limited does not receive information on activities within the block and relies on public domain information.

On 4 January 2010, the operator Origin Energy Limited announced that the Rockhopper-1 exploration well in T18/P had been confirmed as a new field oil and gas discovery. Further work is required to determine commerciality.

The Trefoil-2 appraisal well, which was drilled in T18/P in Q4 2009, was reported by the operator as having intersected several gas-bearing sandstones. The significance of the well results will be determined over the coming months.

FAR has notified each of the current participants of the royalty interest and is awaiting confirmation of acknowledgement. FAR is in receipt of correspondence from SAGASCO (now Origin Energy Resources Limited, Operator of the T18P joint venture) accepting liability in respect of its obligation under the Deed.

OFFSHORE CHINA

BEIBU GULF BLOCK 22/12
(OPERATOR- ROC OIL)

FAR completed the sale of its 5 percent interest in Beibu Gulf Block 22/12 in April 2009.

The sale price of US$8 million is to be paid in three tranches

1. US$2 million was received during April 2009.
2. US$3 million upon approval of an Oilfield Development Program ("ODP") or if commercial development of the project proceeds
3. US$3 million once the project has produced 1 million barrels of oil (gross).

Given the staged nature of the sale agreement, FAR will continue closely monitoring the future plans for the development of the Wei 6-12, Wei 6-12S, and Wei 12-8 Oil Fields.

Recent reports to the ASX from participants in the Joint Venture state that a CNOOC approved ODP is expected in the near term.

COMPANY PRESENTATIONS

During the quarter, FAR presented at the North American Prospect Expo (NAPE) in Houston.

Subsequent to the quarter end FAR delivered a paper at the 2010 AAPG Meeting in New Orleans on Evolving Plays within the Senegal portion of the Central Atlantic Margin. The paper which is of a technical nature was delivered by Dr Igor Effimoff.

An interview with FAR's Executive Chairman Michael Evans features in the February issue of the International Resource Journal and can be found on our website at the link below:
http://www.far.com.au/files/research/Final%20Article_Feb10%20edition%20IRJ.pdf

FAR will also make a presentation at the Excellence in Oil and Gas Conference in Sydney on 19 April 2010.

CASH POSITION

At 31 March 2010 the Company had a cash balance of $11.0 million.

FAR maintains a web site at www.far.com.au.
Email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	31 MARCH 2010

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	285	285
1.2	Payments for (a) exploration & evaluation		
	(b) development		
	(c) production	(122)	(122)
	(d) administration	(431)	(431)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	55	55
1.5	Interest and other costs of finance paid	(114)	(114)
1.6	Income taxes paid		
1.7	Other	2	2
	Net Operating Cash Flows	(325)	(325)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospect leases		
	(b)equity investments		
	(c) other fixed assets	(7)	(7)
	(d) exploration & evaluation	(244)	(244)
	(e) development		
1.9	Proceeds from sale of: (a)prospects		
	(b)equity investments		
	(c)other fixed assets		
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other		
	Net investing cash flows	(251)	(251)
1.13	Total operating and investing cash flows (carried forward)	(576)	(576)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(576)	(576)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	(a) Other (Share Issue Expenses)		
1.19	(b) Other (Debt Issue Expenses)		
	Net financing cash flows		
	Net increase (decrease) in cash held	(576)	(576)
1.20	Cash at beginning of quarter/year to date	11,710	11,710
1.21	Exchange rate adjustments to item 1.20	(113)	(113)
1.22	**Cash at end of quarter**	11,021	11,021

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	102
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	870*
4.2	Development	-
	Total	870

** The estimated exploration spend for next quarter includes payments of up to US$0.6million under the Agreement to acquire a 15% interest in 3 blocks offshore Guinea Bissau which was entered into in December 2009. Payment is conditional upon approval of the transaction by Petroguin, the National Oil Company of Guinea Bissau and the Minister of the Republic of Guinea Bissau. Refer to the Quarterly Activities Report for further details of the Agreement.*

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	5,208	5,494
5.2	Deposits at call	547	104
5.3	Commercial Bills	5,266	6,112
5.4	Other		
	Total: cash at end of quarter (item 1.22)	11,021	11,710

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	658,232,784	658,232,784	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -		
7.5	**+Convertible debt securities: 15% Unsec.Redeem. Convertible Note)**	6,602,589	6,602,589	45 cents	*Maturity Date* 31 January 2012
7.6	Changes during quarter (a) Increases through issues (b) Decreases through: - converted	- -	- -		*Maturity Date*
7.7	**Options** Consultant Incentive Consultant Consultant Consultant Incentive Consultant	 2,000,000 9,500,000 6,000,000 4,750,000 2,000,000 7,800,000 4,750,000	 - - - - - - -	*Exercise price* 30 cents 15 cents 14 cents 7.5 cents 5 cents 7 cents 10 cents	*Expiry date* 30 June 2010 31 July 2010 1 March 2011 31 March 2012 30 June 2012 30 June 2012 31 March 2013
7.8	Issued during quarter Consultant Consultant	 4,750,000 4,750,000	 - -	*Exercise Price* 7.5 cents 10 cents	*Expiry Date* 31 March 2012 31 March 2013
7.9	Exercised during quarter	-	-	*Exercise Price*	*Expiry Date*
7.10	Expired during quarter:	-	-	*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Date: 16 April 2010
Print name: COLIN HARPER (COMPANY SECRETARY)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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